UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-226485, 333-226485-01 AND 333-226485-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1

BP details COVID-19 response and provides market update

1 April 2020

•	Protecting the physical and mental health of our people

•	Supporting the communities where we live and work

•	Strengthening our finances to better weather market volatility

BP today set out actions it is taking in response to the COVID-19 pandemic and ongoing market disruption. It also provided an update on factors expected to affect its first quarter results.

Chief executive Bernard Looney said:

“The world is in a fight against COVID-19 and I want to thank all the people looking after us. The nurses and doctors, the first responders and the police. The people keeping food shops open and deliveries happening. And also the people we don’t see so much, like those behind the technologies that mean we can stay connected with our loved ones and with our work colleagues. Many, many are giving their time and risking their own well-being so that we can stay safe and sound. We rely on them, we are indebted to them, and I want to pay tribute to the sacrifices they are making on our behalf.

At BP we are mobilising in our own way across the BP world, taking action with three clear objectives: protecting our people; supporting the communities where we live and work; and strengthening our finances.

Protecting our people

I want to recognize the courage and commitment of thousands of our people out in the field – in retail, offshore, at our plants and elsewhere. I also applaud the adaptability of everyone working from home as they support our operations. Together, we continue to help supply the energy the world needs.

We are doing our best to keep everyone healthy:

•	Our operations: Changing shift patterns to make social distancing easier; restricting workplace access; increasing testing; and enabling safe isolation and evacuation of any suspected cases.

•

Our retail sites: Boosting precautions to protect both staff and customers with increased cleaning; providing personal protective equipment for staff; installing screens; and implementing social distancing in our stores.

•

Our projects: Reducing non-essential activity and manning levels where possible to reduce the risk of the virus spreading. With a large population in a remote, closely confined worksite, we have decided to remove thousands of construction staff from the Tangguh expansion project in Indonesia.

•	Our team: Offering psychological support in many ways, recognizing this is a mental health challenge as well as a physical health threat.

Job security is a big worry at this time, so we have taken the decision that for the next three months no BP employees will be laid off as a result of virus-related cost cutting. We simply do not want to add another burden during what is already an incredibly stressful time for individuals and families.

Supporting our communities

Society rightly has high expectations of companies like BP. Given our reach, resources and skills, we have a special responsibility, especially during times like these. I have been admiring how so many businesses around the world are stepping up in a big way.

That is what we are trying to do at BP. We are contributing at a corporate level to help fight the pandemic, and we are also trying to give thousands of BP volunteers the latitude, support and resources to join the fight in the communities where they live and work.

•	We have donated $2 million to the COVID-19 Solidarity Response Fund to support the work of the World Health Organization leading and coordinating the international pandemic response.

•

In the UK, emergency service vehicles can refuel for free at our retail stations and we are supplying free fuel to air ambulances. We are supporting similar efforts in Spain, Turkey, Poland, and Australia. And in Germany we have provided fuel cards to health care workers.

•	We are using our own stocks and supply chain to donate personal protective equipment to health services in the United States, UK, France, Belgium, Spain, The Netherlands and Germany.

•

In Brazil, our biofuels joint venture is diverting some of its sugarcane ethanol production to make a disinfectant product and supplying it to local health services that serve a population of 1.4 million.

•	Food from cafeterias we have closed in the UK is being donated to foodbanks and charities.

•

After coronavirus border restrictions cut off supplies of clean water to a town in Mauritania, our local team repaired an old water tank to provide a temporary supply for the community and is working with authorities and NGOs to develop a permanent solution.

•

And around the world, people are putting BP’s new purpose into action. Colleagues are running online home-schooling sessions, co-ordinating food deliveries to those in need, and even stitching masks and 3D-printing goggles for local hospitals

We know there is more we can do -- and that we won’t get everything right -- but we are challenging ourselves to try to find more ways to have a positive impact.

Strengthening our finances

At the same time, we are in action to protect the financial health of BP. This may be the most brutal environment for oil and gas businesses in decades, but I am confident that we will come through it -- we know what to do and we have done so before. And we also entered this environment in great shape with good operating momentum and financial discipline, strong liquidity and extensive optionality in our portfolio. We remain committed to growing sustainable free cash flow and distributions to our shareholders over the long term.

We are now acting quickly and decisively to further strengthen our financial frame in response to the currently volatile and extremely challenging market conditions. We will continue to review these actions, and any further actions that may be appropriate, in response to changes in prevailing market conditions.

•

Divestment programme: BP’s existing divestment programme to deliver $15 billion of announced transactions by mid-2021 remains on track. The phasing of receipt of $10 billion of divestment proceeds by the end of 2020 may be revised as transactions complete, particularly while volatile market conditions persist. This includes the sale of our Alaskan business to Hilcorp which we continue to expect will complete during 2020, subject to regulatory approvals. We will provide further information on this transaction going forward, as appropriate.

•

To date, $9.6 billion of transactions have been announced since the start of 2019, with around $3.4 billion of cash proceeds received. This divestment programme is underpinned by a wide range of options, including assets in less commodity-sensitive businesses where demand remains strong.

•

Capital expenditure: We now expect 2020 organic capital spend to be around $12 billion, around 25% below our prior full-year guidance. In Upstream, this includes a reduction of around $1.0 billion in spend on short-cycle onshore activity, including in BPX Energy, as well as deferral of certain exploration and appraisal activity and optimisation of our major project spend. In Downstream, we expect a reduction in spend of around $1.0 billion, which includes reduced spending across our fuels marketing, refining and petrochemicals businesses.

•

The expected impact of these capex interventions on 2020 underlying Upstream production includes a current reduction of around 70 thousand barrels equivalent per day (mboed) attributable to BPX Energy. Looking ahead, full year 2020 underlying Upstream production is expected to be lower than in 2019.

•

Cost savings: We expect to achieve around $2.5 billion of cash cost savings by the end of 2021, compared with 2019, with digitisation and increased integration across the group as key drivers of this next phase of cost efficiencies. Some of these cost savings may have associated restructuring charges, which will be reflected as appropriate in our financial disclosures.

•

Liquidity: BP has around $32 billion of cash and undrawn facilities available at the end of the first quarter 2020. Last week S&P reaffirmed BP’s A- credit rating while revising its outlook from positive to stable. And today Moody’s reaffirmed BP’s A1 credit rating and revised its outlook from stable to negative.

First quarter update

BP’s first quarter 2020 results are scheduled to be reported on Tuesday 28 April. Notwithstanding the interventions outlined above, the challenging environment is expected to have an impact on our first quarter results and there is uncertainty around how long current depressed commodity pricing and weakness in product demand will continue.

•	BP continues to monitor the impact of COVID-19 on our global operations and in the first quarter there was no significant operational impact. This could change through the second quarter;

•	BP’s first-quarter reported Upstream production is expected to be lower than fourth- quarter 2019, in a range of 2,550-2,600 mboed;

•	BP’s first-quarter Downstream refining availability is expected to be in a range of 95- 96%, with some reduction seen in utilisation towards quarter-end due to reducing fuel demand;

•

We expect Downstream first quarter results to be impacted by a significant and growing decline in demand for fuels, jet fuel and lubricants as countries implemented significant measures to address COVID-19. This has been particularly evident in China and, towards quarter-end, has extended into our larger US and European markets;

•	The impact of the stronger US dollar on deferred tax balances is expected to significantly increase BP’s underlying effective tax rate in the first quarter relative to our full year guidance;

•

BP routinely manages its working capital balances across the business with an aim to minimise cash volatility, and as a result we do not expect a benefit to cash flow from the change in first quarter quarter-end pricing;

•	BP continues to review potential first quarter impairment charges and currently expects to take a non-cash, non-operating charge of around $1 billion in the quarter;

•	BP’s marker prices and marker margins for first quarter 2020 can be found in the Investors section of www.bp.com;

•	We will provide further details on these and other matters in our first quarter results.

I have been incredibly inspired by the response of colleagues globally to the coronavirus situation. They are taking care of each other, supporting their communities, and identifying new ways to safely drive down costs and strengthen our finances. I truly believe that our purpose is driving our actions during this crisis. That is why I am confident we will weather this storm and emerge better able to deliver our ambition –- to make BP a net zero company by 2050 or sooner and help the world achieve the same goal.

I am just as confident that the world will emerge stronger as well. As hard as that may seem today, we will get through this and learn important lessons in the process. We are seeing the best of people. We are coming together as a global community. We can come out of this crisis closer, more collaborative, and more caring, with all the benefits that brings for society and the planet.”

References in this document to the BP website are included as an aid to their location and are not incorporated by reference into this document.

Non-GAAP Measures

Organic capital expenditure is a subset of capital expenditure and is a non-GAAP measure. Organic capital expenditure comprises capital expenditure less inorganic capital expenditure. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in developing and maintaining the group’s assets. We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.

Further information:

BP press office, London: bppress@bp.com, +44 (0)7831 095541

Cautionary statement:

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), BP is providing the following cautionary statement. This press release contains certain forward-looking statements – that is, statements related to future, not past events and circumstances – which may relate to one or more of the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements are generally, but not always, identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, statements relating to the coronavirus pandemic (COVID19) including its risks, impacts, consequences and challenges and how BP is prepared for and responding to this; plans and expectations relating to BP’s ambition; plans and expectations relating to the financial frame and the investor proposition, focus on safety, the operational impact of COVID19, commitment regarding employee job security, the divestment programme including expectations with respect to completion of transactions and the timing of receipt of proceeds of agreed disposals (including the announced sale of our Alaskan business to Hilcorp), reductions in organic capital expenditure and reductions in production due to capex interventions, cash cost savings and associated restructuring charges, full year 2020 production guidance and expected range, expectations for demand for our products, downstream refining availability and expected impact on first quarter results due to decline in demand, the effective tax rate relative to guidance, working capital balances and assessment of impairment charges, are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ from those expressed in such statements, depending on a variety of factors including the negative impact of the COVID19 coupled with actions by OPEC+ including the significant drop in the oil price, overall global economic and business conditions impacting our business and demand for our products, as well as the risk factors set forth in our most recent Annual Report and Form 20-F under “Risk factors” and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: April 1, 2020	/s/ Hannah Ashdown
Hannah Ashdown
Deputy Company Secretary